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                                                              File No. 70-8775



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                              Amendment No. 2 to

                                   Form U-1


                            APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         THE COLUMBIA GAS SYSTEM, INC.
                              20 Montchanin Road
                             Wilmington, DE 19807






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             (Names of company or companies filing this statement
                 and addresses of principal executive offices)


                           L. J. Bainter, Treasurer
                         The Columbia Gas System, Inc.
                              20 Montchanin Road
                             Wilmington, DE 19807








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                    (Name and address of agent for service)
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     Item 1 of the Application-Declaration is hereby amended in its entirety as follows:

Item 1.   Description of Proposed Transaction

     (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

     The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation, and a holding company registered under the Public Utility Holding Company Act of

1935 (the "Act"), is the Applicant-Declarant.

     Columbia requests authorization to establish one or more direct or indirect subsidiaries ("Consumer Services Company") to engage in the business of providing energy-related services ("Consumer Services"), of a nature described herein, to customers of  local distribution companies

("LDCs"),(1) affiliated with Columbia and nonaffiliated LDCs served by

Columbia's interstate natural gas transmission companies.

PROPOSED CONSUMER SERVICE ACTIVITIES

     The Consumer Services represent a potential source of new income for

Columbia as well as a valuable source of new services for Columbia's existing and potential customers.  Additionally, these services are related to the existing services being provided to Columbia customers and will lead to increased and more efficient utilization of existing Columbia LDC facilities.

These Consumer Services will add value to existing natural gas service by offering to














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     (1)  The affiliated LDCs are Columbia Gas of Kentucky, Inc., Columbia Gas
          of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., and Commonwealth Gas Services, Inc.
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maintain natural gas equipment all the way to the burner tip.  It will thereby make available a valuable array of currently unavailable services.

     The Consumer Services will be provided by one or more direct or indirect subsidiaries of Columbia.  Columbia is seeking authorization herein to create such subsidiaries.  If a new direct subsidiary is created, financing will be provided by the sale of up to $5 million of Consumer Services Company common stock to Columbia.  In the case of an indirect subsidiary, financing will be provided out of funds on hand or pursuant to existing funding authority by a

Columbia subsidiary.  In either case the amount of funding will not exceed $5 million through December 1997.  The Consumer Services will not require a large amount of capital nor will such Consumer Services divert the attention of management from the core utility operations.  It is anticipated that many, if not all, services will be provided through the Consumer Services Company's own staff, third-party vendors, contractors and/or trade allies.  The number of

LDC personnel involved will not be of such magnitude that the utility services would in any way be impaired.  If the LDC staff levels would not be adequate at any point in the future to handle these extra responsibilities, staff would be added by the Consumer Service Company instead of the Columbia LDCs.

     Consumer Services Company will conduct its Consumer Services business both within and outside of the five states of Virginia, Pennsylvania, Ohio,

Maryland, and Kentucky where the Columbia System LDCs are located

(collectively, "LDC States").  However, during the twelve-month period beginning on the first day of January in the year following the date Consumer

Services Company commences its Consumer Services business pursuant to a

Commission order issued in this matter, and for each subsequent calendar year,

total revenues of Consumer Services Company derived from customers in the LDC

States will exceed total revenues of Consumer
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Services Company derived from customers in all other states.  Those services will not compete with services offered by other Columbia subsidiaries.

     Examples of customer and Columbia System benefits from the provision of

Consumer Services would be to: (1) maintain or increase Columbia System gas load; (2) promote aspects of the gas business that are less weather sensitive;

and (3) better utilize existing Columbia System facilities.  It is expected that the Consumer Services will be profitable which will inure to the benefit of Columbia's investors.

     The following is a more detailed description of the Consumer Services:

(1)  Safety Inspections
     Residential and small commercial business customers may be offered an array of energy assessment and energy-related safety inspections such as carbon monoxide and radon testing, and wiring safety checks. (This type of activity is comparable to that previously approved by the Commission in Central and South West Corporation HCAR No. 26367 (September 1, 1995) (approving consulting and energy analysis services, among other things). See also Consolidated Natural Gas Corporation HCAR No. 26363 (August 28,
     1995) (the "CNG Consumer Services Release") (approving the "One Package Appliance Inspection and Replacement Program").

(2)  Appliance Financing (2)
     Consumer Services Company will provide financing to customers by (1) making short-term loans to cover the period of installation of the energy-related appliances until permanent financing can be obtained by the customer or (2) making long-term loans for a period of time not to exceed the lesser of 10 years or the expected useful life of the equipment. The aggregate amount of energy-related appliance equipment financing loans










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     (2)       To the extent that the proposed service involves energy-related equipment rather than natural gas or propane equipment and the precedent cited is limited to natural gas-related products or services, the proposed service is consistent with Proposed Rule 58 which recognized that electricity, natural gas and other energy commodities are interchangeable and competitive in many instances. Columbia agrees that it will not finance equipment that utilizes energy sources other than natural gas or propane until such time as Rule 58 is promulgated or other precedent is issued by the Commission establishing that natural gas holding companies can deal in other commodities. At that time,
               Columbia will make an appropriate filing seeking a supplemental order.
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     by Consumer Services Company outstanding at any one time will not exceed
     $25,000,000, with an individual customer financing limit of $5,000,000 at any one time.

     (This type of activity was previously approved by the Commission in Consolidated Natural Gas Corporation ("CNG") HCAR No. 26234 (February 23,
     1995) (approving financing of gas utilizing equipment for customers of the affiliated LDCs and gas marketing companies of the CNG system).(3)


(3)  Billing Insurance
     Consumer Services Company, through contractual arrangement with American Banker's Insurance Group, or another vendor would provide bill payment protection for customers up to $400 a month for six months -- should the customer become unemployed, disabled, or die. Customers receive payment protection and LDCs benefit from reduced delinquencies, decreased collection activity, and increased customer satisfaction.

(4)  Appliance Repair Warranty
     Customers may be offered an appliance repair service for their heating
     and air conditioning systems and other major appliances.    (This type of
     activity was previously approved by the Commission in the CNG Consumer Services Release as the "Appliance Guard Program".)

(5)  Gas Line Repair Warranty
     Customers may be offered an opportunity to warrant against the cost of repair of faulty gas service lines located both within and external to
     the customer's location.    (This type of activity was previously
     approved by the Commission in the CNG Consumer Services Release as the "Service Line Maintenance Program".)













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     (3)       The energy-related appliance financing activities contemplated by this application-declaration are analogous to the appliance sales and marketing activities approved by the Commission in cases such as Engineering Public Service Company, 12 S.E.C. 41
               (1942) at 54-55; Mississippi Power Company, HCAR No. 22453 (September 1, 1978); General Public Utilities Corporation, HCAR No. 15184 (February 9, 1965); and Cities Service Company, HCAR No. 5028 (May 5, 1944), 15 S.E.C. 962 ((1944). These
               activities were deemed to satisfy the requirements of Section 11(b)(1) of the Act because (1) they encouraged the sale of energy through the development, promotion or financing of standard gas or electric appliances and/or gas or electric appliances or equipment that had not yet received widespread public acceptance, and/or (2) they promoted competition of gas or electricity with other types of fuel. Many of the types of energy-related appliances Consumer Services Company proposes to finance fall within the category of standard gas appliances described in Rule 48.
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(6)  Merchandising of Energy Related Goods
     Customers may be offered opportunity to purchase energy-related devices
     such as water heaters, gas grills, gas logs, and furnaces.    (This type
     of activity was previously approved by the Commission in PSI Energy, Inc. HCAR No. 26412 (November 21, 1995) (approving a joint venture for an appliance sales program). See also the CNG Consumer Services Release ("One-Package Appliance Inspection and Replacement Program").(4)

(7)  Commercial Equipment Service
     Operators of commercial equipment may be offered a repair warranty program that would respond to faulty equipment. (This type of activity is essentially the same and are analogous to the services approved by the Commission in the cases cited in numbers 4 and 5 above, but specifically aimed at commercial and small industrial end-users rather than residential end-users.)

(8)  Bill Risk Management Products
     A variety of programs may be made available to gas customers interested in hedging energy price or consumption fluctuations. (This type of activity was previously approved by the Commission in The Columbia Gas System, Inc. HCAR No. 25802 (April 22, 1993) which, among other things approved risk management services in connection with fuel management services.)

(9)  Consulting and Fuel Management Services
     Commercial and industrial customers may be offered advisory and/or management services regarding energy consumption and its measurement. (This type of activity was previously approved by the Commission in the CNG Consumer Services Release as "Energy Audits and Services.")

(10) Electronic Measurement Services
     Industrial and commercial customers may be offered a variety of enhanced measurement and billing services that will enable them to better monitor their energy consumption and expenditures. (This type of activity is analogous to the fuel management service described above except that it may be offered separately from more comprehensive fuel management services.)
















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     (4)       Note also that Proposed Rule 58 would permit the sale,
               installation and servicing of electric and gas appliances which would include all present and future types of equipment used for residential, commercial and industrial heating and lighting . (HCAR No. 26313 (June 28, 1995)(at n. 24). This would include natural gas or electricity used to generate heat as part of an industrial process such as paint drying or ceramic glazing.
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(11) Incidental Services
     In addition, Columbia specifically requests authorization for Consumer Service Company to offer to end-use customers served by affiliated LDCs and LDCs served by affiliated interstate transmission companies incidental services related to the consumption of energy and the maintenance of property by those end-users, the need for which arises as a result of, or evolves out of, the services enumerated above and which do not materially differ from the types of services listed. These are services related to maintenance, financing, or sale (but not manufacture) of the energy-consuming equipment; the measurement, analysis, risk management, or other services relating to the energy commodity itself; and the process by which the end-user arranges for delivery, acquires, consumes, and pays for the energy commodity. This would essentially permit Consumer Service Company to respond to the needs of end-users as those needs are identified. Because the services would always relate to the consumption of energy by the end-user, all of the precedents cited above should be considered precedent for these incidental services. In today's fast moving energy markets, it is essential for a consumer service company to have the flexibility to respond to changes expeditiously.

     The proposed Consumer Services are reasonably incidental and/or economically necessary or appropriate to Columbia's core utility business of distributing gas at retail and will primarily benefit the LDCs and their customers.  The proposed gas line warranty program will facilitate and enhance the ability of the LDCs to maintain their distribution lines in good working order and effect repairs quickly when needed, thereby minimizing service interruptions and lost sales due to leaks and line breaks and enhancing the utility service provided to customers and the ability of the LDCs to distribute gas reliably and efficiently.  Similarly, proposed Consumer

Services such as appliance repairs, including routine furnace services, and appliance financing will promote the safe and efficient distribution of gas by facilitating the maintenance, repair, and replacement of gas utilizing equipment that is broken or not working properly.  In addition, the inspection, warranty, and repair services will foster more effective and efficient energy consumption and enhance customer safety.  These services will give the utility customers the ability to minimize financial exposure resulting from potential repair costs.
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SERVICE ARRANGEMENTS WITH COLUMBIA LDCS

     The Columbia LDCs will assist Consumer Services Company with customer billing, accounting, and other energy-related services for Consumer Services offered to their end-user customers.  It is anticipated that these services for Consumer Services Company can be done by the current staff of the LDCs.

All services between the LDCs and the Consumer Services Company, or between the Consumer Services Company and any other Columbia System company, required to conduct the new Consumer Services will be billed at cost, in accordance with Section 13(b) of the Public Utility Holding Company Act of 1935 ( "the

Act") and Commission Rules 87, 90 and 91.

SOURCE OF FUNDS

     Columbia, to the extent required, requests authorization to provide

Consumer Services Company with up to $5 million in funding through December

31, 1997, through the purchase of shares of common stock of Consumer Services

Company, $25 par value per share, at a purchase price at or above par value.

Thereafter, Consumer Services Company will issue securities, and Columbia, or a direct subsidiary of Columbia, will acquire securities, in transactions which will be exempt pursuant to Rule 52.

CERTIFICATES OF NOTIFICATION

     Applicant will file quarterly certificates of notification within 45 days after the end of each calendar quarterly period, which will include the following information:

     (i)   A statement of the amount of capital provided to Consumer Services

           Company pursuant to the authorizations granted by this order during the period covered and cumulatively;
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     (ii)  A statement of all revenues derived from the Consumer Services

           Company activities authorized by this order both during the period covered and cumulatively, including information on the amount and percentage of revenues attributable to each category or type of service provided and a breakdown showing revenues derived from customers in the LDC States in relation to total revenues;

     (iii) Copies of all state commission orders approving or post-transaction audit documents pertaining to, affiliate service arrangements or affiliate transactions between Columbia System LDCs and Consumer

           Services Company obtained during the period covered; and

     (iv)  A statement containing a company-by-company breakdown of all services provided to Consumer Services Company by Columbia System

           LDCs and all payments for such services made by Consumer Services

           Company during the period covered and cumulatively; and, provided further, that (i) no later than August 15th of each year,

           Applicants shall file balance sheets for Consumer Services Company as of June 30th of that year and income statements for Consumer

           Services Company for the six-month period ending on June 30th of that year and (ii) no later than 120 days after the end of each calendar year, Applicants shall file a modified U-13-60 annual report.

AUTHORIZATION REQUESTED

     1.    Columbia requests authorization to create and fund one or more direct or indirect subsidiaries to offer Consumer Services as herein defined,

from time to time through
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December 31, 1997, through the purchase of up to $5,000,000 of common stock of the newly created subsidiaries, $25 par value per share, at a purchase price at or above par value.
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                                   SIGNATURE



     Pursuant to the requirements of the Public Utility Holding Company Act of

1935, each of the undersigned companies has duly caused this Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


                          THE COLUMBIA GAS SYSTEM, INC.




Date: March 21, 1996      By: /s/ L. J. BAINTER
                             ---------------------------
                               L. J. Bainter
                               Treasurer